PROCESSED
AUG 22 2008
THOMSON REUTERS

SECUR 08032135 ION

SEC Mail Processing Section
AUG 15 2008
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2007 (MM/DD/YY) AND ENDING 06/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winklevoss Insurance Agency LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Greenwich Office Park, 3rd Floor
(No. and Street)

Greenwich, CT 06831
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Vasile 203-861-5569
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard Paukner & Associates LLC
(Name – *if individual, state last, first, middle name*)

21 Putnam Avenue, Greenwich, CT 06830
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard E. Winklevoss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winklevoss Insurance Agency LLC, as of June 30th, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA BAUDUCCO
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires Aug. 31, 2012

Signature

President, Treasurer, Director, Owner and Supervisory Principal.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINKLEVOSS INSURANCE AGENCY, LLC
(S.E.C. I.D. NO. 39081)

REPORT ON INTERNAL CONTROL FOR THE
YEAR ENDED JUNE 30, 2008

Independent Auditor's Report on
Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption From SEC Rule 15c3-3

Winklevoss Insurance Agency, LLC
Two Greenwich Office Park
Greenwich, Connecticut 06831

In planning and performing my audit of the financial statements and supplemental schedules of Winklevoss Insurance Agency, LLC (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I noted the following matters

involving the internal control structure that I consider to be material weaknesses as defined above.

> The effectiveness of internal control procedures is limited by the size of the business creating an environment that inhibits and restricts basic segregation of duties in performing accounting tasks. Management continues to address this problem by expanding its use of employees of affiliated companies with the experience and knowledge to perform tasks that further segregate accounting duties (e.g. receipt of mail, approval of vendor payment, recording of accounts payable and actual payment to vendor). This approach continues to reduce some of the inherent internal control deficiencies that exist where there is a low level of segregation of accounting duties.
>
> In addition, due to the limited number of qualified personnel available in the organization, management has requested that our firm prepare the financial statements and footnote disclosures for them to review and approve. This does not violate professional independence standards as management and the Directors take responsibility for the statements and this is the most cost effective option for the organization. Since there is more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected by management or the Directors' review of the financial statements, I consider this to be a significant deficiency in internal control. I recommend that management and the Directors continue to evaluate whether it is cost effective to hire the necessary staff with the qualifications to prepare the financial statements and footnote disclosures.

These conditions were considered in determining the nature, timing, and extent of the audit tests to be applied in my audit of the June 30, 2008 financial statements, and this report does not affect my opinion dated August 11, 2008 on my audit.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of

this report, except for the material weakness described above, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard Paukner & Associates LLC
Certified Public Accountant
Greenwich, CT

August 11, 2008

WINKLEVOSS INSURANCE AGENCY, LLC

FINANCIAL REPORT

YEAR ENDED JUNE 30, 2008

AND

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

WINKLEVOSS INSURANCE AGENCY, LLC

FINANCIAL REPORT

Table of Contents

RICHARD PAUKNER & ASSOCIATES LLC
CERTIFIED PUBLIC ACCOUNTANT
21 WEST PUTNAM AVENUE
GREENWICH, CT 06830

RICHARD PAUKNER, CPA
rpaukner@pauknerassociates.com

(203) 869-6062
FAX (203) 769-5036

INDEPENDENT AUDITOR'S REPORT

To the Member-Owner
Winklevoss Insurance Agency, LLC

We have audited the accompanying statement of financial condition of Winklevoss Insurance Agency, LLC as of June 30, 2008, and the related statements of income, changes in member capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During the year ended June 30, 2008, Winklevoss Insurance Agency, LLC contracted for administrative services through Winklevoss, LLC, the sole member-owner of Winklevoss Insurance Agency, LLC. Although Winklevoss Insurance Agency, LLC has stated in Note 3 to the financial statements that such agreement was made at terms that would have been equivalent to an arms-length transaction, the Company has been unable to substantiate that representation as required by generally accepted accounting principles.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Winklevoss Insurance Agency, LLC as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11 and 12 of this report is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard Parker & Associates LLC

August 11, 2008

Greenwich, CT

WINKLEVOSS INSURANCE AGENCY, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash and cash equivalents (Note 1C)	$	479,012
Prepaid expenses		3,616
Total Assets	$	482,628

LIABILITIES AND MEMBER CAPITAL

Liabilities		
Accounts payable - trade	$	133
Management fees due to affiliate (Note 3)		15,346
Total Liabilities		15,479
Member Capital		467,149
Total Liabilities and Member Capital	$	482,628

See accompanying notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2008

Revenues		
Contract fees and commissions (Notes 1B & 1F)	$	758,827
Interest		2,459
Other income (Note 6)		35,000
		796,286
Expenses		
Management fees (Note 3)		55,843
Professional fees-other		37,408
License and regulatory fees		4,465
Other operating expenses		1,540
		99,256
Income before taxes		697,030
Provision for income taxes (Note 1D)		-
Net income	$	697,030

See accompanying notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC
STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE YEAR ENDED JUNE 30, 2008

		Member Capital
Balance - June 30, 2007	$	470,119
Net income - year ended June 30, 2008		697,030
Distribution to member		(700,000)
Balance - June 30, 2008	$	467,149

See accompanying notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC
STATEMENT OF CASH FLOWS (NOTE 1C)
FOR THE YEAR ENDED JUNE 30, 2008

Cash Flows Provided (Used) in Operating Activities:		
Net income	$	697,030
Adjustments to reconcile net income to net cash provided from operating activities:		
Decrease in prepaid expenses		614
Increase in accounts payable		133
Decrease in payable to affiliate-management fees		(721)
Net cash provided from operating activities		697,056
Cash Flows Used in Investing Activities:		
Distribution to member		(700,000)
Cash Flows Provided (Used) in Financing Activities:		
Loans to affiliate		-
Loan repayments from affiliate		-
Net cash provided (used) from financing activities		-
Net decrease in cash and cash equivalents		(2,944)
Cash and cash equivalents - beginning of year		481,956
Cash and cash equivalents - end of year	$	479,012

See accompanying notes to financial statements

1. Summary of Significant Accounting Policies

(A) Nature of Operations

Winklevoss Insurance Agency, LLC (the "Company") is a Delaware Limited Liability Company and is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) - (formerly the National Association of Securities Dealers (NASD)). The Company is a licensed insurance agency in the business of advising corporations, banks and other persons in the private placement of variable life insurance products and securities. The Company neither receives customer money nor holds such money in customer accounts and is, therefore, a limited broker-dealer.

Virtually all of the Company's operating expenses, including labor, rent and overhead expenses are provided by its sole owner member, Winklevoss LLC. These expenses are billed by Winklevoss LLC to the Company and paid as a management fee pursuant to terms set forth in a revised agreement dated July 1, 2004 (See Note 3).

(B) Revenue Recognition

The Company's principal source of revenue is from insurance commissions earned from client variable life insurance contracts. Revenue is recognized monthly as earned. One client contract with four policyholders and five associated insurance policies constitute the entire revenue stream of the Company. The revenue from the variable life insurance contracts is being recognized in Winklevoss Insurance Agency, LLC due to regulatory requirements necessitating the use of a registered limited broker dealer.

(C) Cash Equivalents

For purposes of reporting cash flow, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

(D) Income Taxes

The Company operates as a limited liability company and as such is treated as a disregarded entity for income tax purposes. All taxable income and expenses are reported by the owner-member company, Winklevoss LLC (which then reports its combined taxable income/loss to its corporate parent, Winklevoss Consultants Inc.). Consequently, there is no provision for income taxes at the Company level.

(E) Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(F) Concentration of Risk

Accounts on deposit in banks are insured up to the federal limit. The balances, at times, may exceed the federally insured limits.

For fiscal year ended June 30, 2008, the Company's revenue consisted of one client contract with four policyholders and five associated insurance policies. The Company had acquired this client contract by means of a statutory merger with the former Winklevoss Insurance Corporation in 2004.

2. Regulatory Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. The computation of net capital, minimum net capital and the ratio of aggregate indebtedness to net capital as of June 30, 2008 is contained on page 11 of this report under Supplementary Information.

3. Related Party Transactions/Management Fees

The Company is involved in the following related party transactions:

The Company is wholly owned (100%) by Winklevoss LLC, another limited liability company wholly owned by Winklevoss Consultants Inc. The Company is party to a July 1, 2004 management agreement with Winklevoss LLC. The agreement states that significant management, infrastructure, and operating expenses are to be provided by Winklevoss LLC and billed to the Company as a quarterly management fee. Allocation of the shared expenses incurred by Winklevoss LLC to the Company is based on management estimates of the utility derived by each of the respective companies using primarily employee work hours and gross revenues as allocation factors. Management believes this formula reasonably reflects, at arms length, the allocation of operating expenses between the Company and Winklevoss LLC. Operating expenses for purposes of this calculation excludes non-recurring and/or unusual items not directly attributable to the operations of the Company. Interest at 1% per month is to be charged on late payments. Management fees of $55,843 were incurred for the year ended June 30, 2008 and $56,565 was paid during the year ended June 30, 2008.

4. Lease Commitments

The Company had no lease obligations for office space or equipment for the year ended June 30, 2008, both of which are provided as part of the management fee arrangement with its owner-member (See Note 3).

5. Securities Dealer Blanket Bond

The Company is covered by a Securities Dealer Blanket Bond issued through Seabury & Smith Inc, a FINRA insurance program administrator. The liability limit of the bond is $30,000 with a $5,000 deductible. The current two year contract expires November 1, 2009.

6. Other Income

During the fiscal year ended June 30, 2008, the Company received a $35,000 payment from FINRA as a one time special payment to its members. According to FINRA, this payment reflects one of the benefits of its formation (a consolidation of the former NASD and NYSE Member Regulation agencies). For tax purposes, this payment is treated as ordinary income (See Note 1D).

WINKLEVOSS INSURANCE AGENCY, LLC

SUPPLEMENTARY INFORMATION

June 30, 2008

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION:

	June 30, 2008
Total Member Capital	$467,149
Non-allowable Assets and Other Deductions Non-allowable prepaid expenses	3,616
Net Capital	$463,533
Amounts included in Total Liabilities which Represent Aggregate Indebtedness	$ 15,479
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of Minimum Requirement	$458,533
Ratio of Aggregate Indebtedness to Net Capital	3.34%

This independent calculation did not differ from the Company's calculation as reported in its June 30, 2008 FOCUS Report, Form X-17A-5.

See accompanying accountant's report

WINKLEVOSS INSURANCE AGENCY, LLC

SUPPLEMENTARY INFORMATION

June 30, 2008

The Company claims exemption from all remaining reporting provisions under Rule 15c3-3 of the Securities and Exchange Commission on the basis that the Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

See accompanying accountant's report

END